Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

MIDDLE OFFICE SERVICES AGREEMENT

This Middle Office Services Agreement (this “Agreement”), dated April 1, 2026, is between Weitz Investment Management, Inc. (the “Client”), a Nebraska corporation, and Ultimus Fund Solutions, LLC (“Ultimus”), a limited liability company organized under the laws of the state of Ohio.

Background

The Client desires that Ultimus perform certain services for its advised accounts (individually referred to herein as an “Account” and collectively as the “Accounts”) which are categorized under investment strategies (individually referred to herein as a “Strategy” and collectively as the “Strategies” listed on Schedule A). Ultimus is willing to perform such services on the terms and conditions set forth in this Agreement.

Terms and Conditions

1.	Retention of Ultimus

The Client retains Ultimus to act as the service provider on behalf of each Account for the services set forth in the Middle Office Services Addendum (collectively, the “Services”), which is incorporated by reference into this Agreement. Ultimus accepts such employment to perform the Services.

2.	Allocation of Charges and Expenses

2.1.	Ultimus shall furnish at its own expense the executive, supervisory, and clerical personnel necessary to perform its obligations under this Agreement.

2.2.	The Client, on behalf of each Account, assumes and shall pay or cause to be paid all other expenses of the Client or an Account not otherwise allocated under this Section 2, including, without limitation, custodian or broker fees for automated data, the expenses of preparing, printing and mailing reports, fact sheets, the costs of custodial services, brokerage costs, and litigation and other extraordinary or nonrecurring expenses.

3.	Compensation

3.1.	The Client, on behalf of each Account, shall pay for the Services to be provided by Ultimus under this Agreement in accordance with, and in the manner set forth in, the fee letter attached to the Middle Office Services Addendum (“Fee Letter”), which may be amended from time to time. The Fee Letter and any amendments thereto are incorporated by reference into this Agreement.

3.2.	If this Agreement becomes effective subsequent to the first day of a month, Ultimus’ compensation for that part of the month in which the Agreement is in effect shall be prorated in a manner consistent with the calculation of the fees as set forth in the Fee Letter. If this Agreement terminates before the last day of a month, Ultimus’ compensation for that part of the month in which the Agreement is in effect shall be prorated in a manner consistent with the calculation of the fees as set forth in the Fee Letter. The Client shall promptly pay or cause to be paid Ultimus’ compensation for the preceding month.

Weitz Investment Management, Inc.

Ultimus Middle Office Services Agreement

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

3.3.	In the event that the U.S. Securities and Exchange Commission (the “SEC”), Financial Industry Regulatory Authority, Inc. (“FINRA”), or any other regulator or self-regulatory authority adopts regulations and requirements relating to the obligations of the Client or the payment of fees to service providers or which would result in any material changes in the Services provided under this Agreement or any material increases in costs to provide the Services under this Agreement, the parties agree to negotiate in good faith amendments to this Agreement in order to comply with such requirements and provide for additional compensation for and services provided by Ultimus as reasonably requested by and mutually agreed to by the parties.

3.4.	In the event that any fees are disputed, the Client shall, on or before the due date, pay or cause to be paid all undisputed amounts due hereunder and notify Ultimus in writing of any disputed fees which it is disputing in good faith. Payment for such disputed fees shall be due on or before the tenth (10th) business day after the day on which Ultimus provides to the Client documentation which reasonably supports the disputed charges.

4.	Reimbursement of Expenses

In addition to paying Ultimus the fees described in the Fee Letter, the Client, on behalf of each Account, agrees to reimburse Ultimus for its actual reimbursable expenses in providing services hereunder, if applicable, including, without limitation, the following:

4.1.	All freight and other delivery charges incurred by Ultimus in delivering materials on behalf of the Client;

4.2.	All direct telephone, telephone transmission and telecopy or other electronic transmission expenses incurred by Ultimus in communication with the Client, the Accounts’ custodian, counsel for the Client, the Client’s independent accountants, dealers, DTCC or others as required for Ultimus to perform the Services;

4.3.	Record retention, printing and filing, fulfillment costs, confirmations and investor statements;

4.4.	The cost of obtaining secondary security market quotes and other securities data;

4.5.	The cost of electronic or other methods of storing records and materials;

4.6.	An allocation of all fees and expenses incurred in connection with any licensing of software, subscriptions to databases, custom programming or systems modifications required to provide any special reports or services requested by the Client;

4.7.	All fees and expenses incurred in connection with obtaining any benchmark data (including any index fees) or securities pricing data requested by the Client;

4.8.	A reasonable allocation of the costs associated with the preparation of Ultimus’ Service Organization Control 1 Reports (“SOC 1 Reports”); and

Weitz Investment Management, Inc.

Ultimus Middle Office Services Agreement

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

4.9.	Any additional expenses reasonably incurred by Ultimus in the performance of its duties and obligations under this Agreement, subject to approval by the Client upon reasonable request.

5.	Maintenance of Books and Records; Record Retention

5.1.	Ultimus shall maintain and keep current the accounts, books, records and other documents relating to the Services as may be required by applicable law, rules, and regulations, including Federal Securities Laws as defined under Rule 38a-1 under the Investment Company Act.

5.2.	Ownership of Records

A.	Ultimus agrees that all such books, records, and other data (except computer programs and procedures) developed to perform the Services (collectively, “Client Records”) shall be the property of the Client or Account.

B.	Ultimus agrees to provide the Client Records of the Client or an Account upon reasonable request, and to make such books and records available for inspection by the Client, an Account, or its regulators at reasonable times.

C.	Ultimus agrees to furnish to the Client or an Account, at the reasonable request of the Client and at the reasonable expense of the Client or Account, all Client Records in the electronic or other medium in which such material is then maintained by Ultimus as soon as practicable after any termination of this Agreement. Unless otherwise required by applicable law, rules, or regulations, Ultimus shall promptly turn over to the Client or Account or, upon the written request of the Client or Account, destroy the Client Records maintained by Ultimus pursuant to this Agreement. If Ultimus is required by applicable law, rule, or regulation to maintain any Client Records, it will provide the Client or Account with copies as soon as reasonably practical after the termination. For all records and copies, if the Client reasonably requests information in a different format, and pays Ultimus’ reasonable, additional expenses for such format, then Ultimus shall provide such information in such format.

5.3.	Ultimus agrees to keep confidential all Client Records, except when requested to divulge such information by duly constituted authorities or court process.

5.4.	If Ultimus is requested or required to divulge such information by duly constituted authorities or court process, Ultimus shall, unless prohibited by law, promptly notify the Client of such request(s) so that the Client may seek an appropriate protective order.

6.	Subcontracting

Ultimus may, at its expense, subcontract with any entity or person concerning the provision of the Services; provided, however, that Ultimus shall not be relieved of any of its obligations under this Agreement by the appointment of such subcontractor, and that Ultimus shall be responsible, to the extent provided in Section 10, for all acts of a subcontractor.

Weitz Investment Management, Inc.

Ultimus Middle Office Services Agreement

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

7.	Effective Date

7.1.	This Agreement shall become effective as of the date first above written with respect to each Strategy or Account in existence on such date (or, if a particular Strategy or Account is not in existence on that date, on the date such Strategy or Account commences operation) (the “Agreement Effective Date”).

7.2.	The Middle Office Services Addendum and any amendments thereto shall become effective as of the date first written in the Middle Office Services Addendum with respect to each Strategy or Account in existence on such date (or, if a particular Strategy or Account is not in existence on that date, on the date such Strategy or Account commences operation).

8.	Term

8.1.	Initial Term. This Agreement shall continue in effect, unless earlier terminated by either party as provided under this Section 8, for a period of five (5) years from the date first above written (the “Initial Term”).

8.2.	Renewal Terms. Immediately following the Initial Term this Agreement shall automatically renew for successive two-year periods (a “Renewal Term”).

8.3.	Termination. A party may terminate this Agreement under the following circumstances.

A.	Termination for Good Cause. During the Initial Term or a Renewal Term, a party (the “Terminating Party”) may only terminate this Agreement against the other party (the “Non-Terminating Party”) for good cause. For purposes of this Agreement, “good cause” shall mean:

(1)	a material breach of this Agreement by the Non-Terminating Party that has not been cured or remedied within 30 days after the Non-Terminating Party receives written notice of such breach from the Terminating Party;

The parties agree that material breach of this Agreement shall include, without limitation, any gross negligence with regard to, or failure to satisfy, any performance standard or standard of care set forth in this Agreement or in any appendices, addendums or other written agreements related thereto, willful misfeasance, bad faith, gross negligence in the performance of a party’s duties; or reckless disregard of a party’s obligations and duties hereunder;

(2)	the Non-Terminating Party takes a position regarding compliance with Federal Securities Laws that the Terminating Party reasonably disagrees with, the Terminating Party provides 30 days’ prior written notice of such disagreement, and the parties fail to come to agreement on the position within the 30-day notice period;

Weitz Investment Management, Inc.

Ultimus Middle Office Services Agreement

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

(3)	a final and unappealable judicial, regulatory, or administrative ruling or order in which the Non-Terminating Party has been found guilty of criminal or unethical behavior in the conduct of its business;

(4)	the authorization or commencement of, or involvement by way of pleading, answer, consent, or acquiescence in, a voluntary or involuntary case under the Bankruptcy Code of the United States Code, as then in effect;

(5)	if the Board approves liquidation of an Account, this Agreement may be terminated with respect to such Account only, and such termination shall be deemed to be for “good cause”; provided that this Agreement remains in full force and effect with respect to all non-liquidating Accounts; the only exception being if the liquidating Account is the last or only Account listed on Schedule A, in which event this Agreement shall be terminated in its entirety upon liquidation of that sole remaining Account and such termination shall be deemed to be for “good cause”; and

(6)	with regard to either party, any business combination, merger or other transaction that results in the assignment to another entity of the party’s rights and interest in this Agreement; provided, however that in the event of a business combination, merger, transaction or assignment with regard to Ultimus, the Client shall be entitled in its sole discretion to continue this Agreement as if such event had not occurred.

B.	Out-of-Scope Termination. If the Client demands services that are beyond the scope of this Agreement and any incorporated addendum, and the parties cannot agree on appropriate terms relating to such out-of-scope services, Ultimus may terminate this Agreement upon 90 days’ prior written notice.

C.	End-of-Term Termination. A party can terminate this Agreement at the end of the Initial Term or a Renewal Term by providing written notice of termination to the other party at least 90 days prior to the end of the Initial Term or then-current Renewal Term.

D.	Early Termination. Any termination by the Client other than termination under Section 8.3.A-C is deemed an “Early Termination.” The Client that provides a notice of early termination is subject to an “Early Termination Fee” equal to the pro rated fee amount due to Ultimus through the end of the then-current term as calculated in the applicable Fee Letter.

E.	Final Payment. Any unpaid compensation, reimbursement of expenses, or Early Termination Fee is due to Ultimus within 15 calendar days of the termination date provided in the notice of termination.

Weitz Investment Management, Inc.

Ultimus Middle Office Services Agreement

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

F.	Transition. Upon termination of this Agreement, Ultimus will cooperate with any reasonable request of the Client to effect a prompt transition to a new service provider selected by the Client. Ultimus shall be entitled to collect from the Client, in addition to the compensation described in each applicable Fee Letter, the amount of all of Ultimus’ cash disbursements reasonably made for services in connection with Ultimus’ activities in effecting such termination, including, without limitation, the delivery to the Client or its designees of the Client’s property, records, instruments, and documents.

8.4.	No Waiver. Failure by either party to terminate this Agreement for a particular cause shall not constitute a waiver of its right to subsequently terminate this Agreement for the same or any other cause.

9.	Additional Accounts

In the event that the Client establishes one or more accounts within a Strategy or Account after the Agreement Effective Date, each such account shall immediately become an Account under this Agreement and shall be covered under Schedule A.

10.	Standard of Care; Limits of Liability; Indemnification

10.1.	Standard of Care. Each party's duties are limited to those expressly set forth in this Agreement and the parties do not assume any implied duties. Each party shall use its best efforts in the performance of its duties and act in good faith in performing the Services or its obligations under this Agreement. Each party shall be liable for any damages, losses or costs arising directly or indirectly out of such party’s failure to perform its duties under this Agreement to the extent such damages, losses or costs arise directly or indirectly out of its willful misfeasance, bad faith, gross negligence in the performance of its duties, or reckless disregard of its obligations and duties hereunder.

10.2.	Limits of Liability

A.	Ultimus shall not be liable for any Losses (as defined below) arising from the following:

(1)	performing Services or duties pursuant to any oral, written, or electronic instruction, notice, request, record, order, document, report, resolution, certificate, consent, data, authorization, instrument, or item of any kind that Ultimus reasonably believes to be genuine and to have been signed, presented, or furnished by a duly authorized representative of the Client or any Account (other than an employee or other affiliated persons of Ultimus who may otherwise be named as an authorized representative of the Client for certain purposes);

(2)	using valuation information provided by the Client or the Client’s approved third-party pricing service(s) for the purpose of valuing an Account’s portfolio holdings;

Weitz Investment Management, Inc.

Ultimus Middle Office Services Agreement

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

(3)	any default, damages, costs, loss of data or documents, errors, delay, or other loss whatsoever caused by events beyond Ultimus’ reasonable control, including, without limitation, corrupt, faulty or inaccurate data provided to Ultimus by third parties (other than for data provided by third parties selected by Ultimus, which data Ultimus reasonably should have known was inaccurate); and

(4)	any error, action or omission by the Client or other past or current service provider.

B.	Ultimus may apply to the Client at any time for instructions and may consult with Ultimus’ counsel or counsel for the Client, accountants, and other experts with respect to any matter arising in connection with Ultimus' duties or the Services. Ultimus shall not be liable or accountable for any action taken or omitted by it in good faith in accordance with such instruction or with the reasonable opinion of such counsel, accountants, or other experts qualified to render such opinion.

C.	A copy of the Client’s organizational documents are on file with the Secretary of the State (or equivalent authority) of the state of its organization, and notice is hereby given that this instrument is executed on behalf of the Client and not its officers individually and that the obligations of this instrument are not binding upon any of the officers or investors individually but are binding only upon the assets and property of the Client (or if the matter relates only to a particular Account, that Account), and Ultimus shall look only to the assets of the Client (or the particular Account), for the satisfaction of such obligations.

D.	Ultimus shall not be held to have notice of any change of authority of any officer, agent, representative or employee of the Client or any of the Client’s other service providers until receipt of written notice thereof from the Client. As used in this Agreement, the term “investment adviser” includes all sub-advisers or persons performing similar services.

E.	The Client has and retains primary responsibility for oversight of all compliance matters relating to the Accounts including, but not limited to, compliance with the Investment Company Act, the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the USA PATRIOT Act of 2001, the Sarbanes Oxley Act of 2002, and the policies and limitations of each Account relating to the portfolio investments.

F.	To the maximum extent permitted by law, the Client agrees to limit Ultimus’ liability for the Client’s Losses (as defined below) to an amount that shall not exceed the total compensation received by Ultimus under this Agreement during the most recent rolling 24-month period or the actual time period this Agreement has been in effect if less than 24 months. This limitation shall apply regardless of the cause of action or legal theory asserted.

Weitz Investment Management, Inc.

Ultimus Middle Office Services Agreement

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

G.	In no event shall Ultimus be liable for trading losses, lost revenues, special, incidental, punitive, indirect, consequential or exemplary damages or lost profits, whether or not such damages were foreseeable or Ultimus was advised of the possibility thereof. Ultimus shall not be liable for any corrupt, faulty or inaccurate data provided to Ultimus by any third-parties (including, without limitation, any investment adviser to a Strategy or Account) for use in delivering Ultimus’ Services to the Client or a Strategy or Account and Ultimus shall have no duty to independently verify and confirm the accuracy of third-party data (other than for data provided by third parties selected by Ultimus, which data Ultimus reasonably should have known was inaccurate). The parties acknowledge that the other parts of this Agreement are premised upon the limitation stated in this section.

10.3.	Indemnification

A.	Each party (the “Indemnifying Party”) agrees to indemnify, defend, and protect the other party, including its trustees, directors, managers, officers, employees, and other agents (collectively, the “Indemnitees” and each an “Indemnitee”), and shall hold the Indemnitees harmless from and against any actions, suits, claims, losses, damages, liabilities, and reasonable costs, charges, and expenses (including attorney fees and investigation expenses) (collectively, “Losses”) arising directly or indirectly out of (1) the Indemnifying Party’s failure to exercise the standard of care set forth above unless such Losses were caused in part by the Indemnitees own willful misfeasance, bad faith or gross negligence; (2) any violation of Applicable Law (defined below) by the Indemnifying Party or its affiliated persons or agents relating to this Agreement and the activities thereunder; (3) any material breach by the Indemnifying Party or its affiliated persons or agents of this Agreement; and (4) any allegation or claim that the Services, or the Client’s use thereof, constitutes an infringement of any patent, trademark, copyright, trade name, trade secret or other proprietary or contractual right of any third-party. Ultimus shall not have any obligation hereunder for such claims, actions, or demands alleging infringement which arise by reason of (i) the combination or use of the Services with any product not supplied by it, or (ii) the use of the Services in a manner other than for its intended use.

B.	Notwithstanding the foregoing provisions, the Client shall indemnify Ultimus for Ultimus’ Losses arising from circumstances under Section 10.2.A.

C.	Upon the assertion of a claim for which either party may be required to indemnify the other, the Indemnitee shall promptly notify the Indemnifying Party of such assertion, and shall keep the Indemnifying Party advised with respect to all developments concerning such claim. Notwithstanding the foregoing, the failure of the Indemnitee to timely notify the Indemnifying Party shall not relieve the Indemnifying Party of its indemnification obligations hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure.

Weitz Investment Management, Inc.

Ultimus Middle Office Services Agreement

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

D.	The Indemnifying Party shall have the option to participate with the Indemnitee in the defense of such claim or to defend against said claim in its own name or in the name of the Indemnitee. The Indemnitee shall in no case confess any claim or make any compromise in any case in which the Indemnifying Party may be required to indemnify the Indemnitee except with the Indemnifying Party’s prior written consent.

10.4.	The provisions of this Section 10 shall survive termination of this Agreement.

11.	Force Majeure.

Neither party will be liable for Losses, loss of data, delay of Services, or any other issues caused by events beyond its reasonable control, including, without limitation, delays by third party vendors and/or communications carriers, acts of civil or military authority, national emergencies, labor difficulties, fire, flood, catastrophe, acts of God, insurrection, war, riots, pandemics, failure of the mails, transportation, communication, or power supply.

12.	Representations and Warranties

12.1.	Joint Representations. Each party represents and warrants, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(A)	It is a corporation, partnership, trust, or other entity duly organized and validly existing in good standing under the laws of the jurisdiction in which it is organized.

(B)	To the extent required by Applicable Law (defined below), it is duly registered with all appropriate regulatory agencies or self-regulatory organizations and such registration will remain in full force and effect for the duration of this Agreement.

(C)	For the duties and responsibilities under this Agreement, it is currently and will continue to abide by all applicable federal and state laws, including, without limitation, federal and state securities laws; regulations, rules, and interpretations of the SEC and its authorized regulatory agencies and organizations, including FINRA; and all other self-regulatory organizations governing the transactions contemplated under this Agreement (collectively, “Applicable Law”).

(D)	It has duly authorized the execution and delivery of this Agreement and the performance of the transactions, duties, and responsibilities contemplated by this Agreement.

(E)	This Agreement constitutes a legal obligation of the party, subject to bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting the rights and remedies of creditors and secured parties.

(F)	Whenever, in the course of performing its duties under this Agreement, it determines that a violation of Applicable Law has occurred, or that, to its knowledge, a possible violation of Applicable Law may have occurred, or with the passage of time could occur, it shall promptly notify the other party of such violation.

Weitz Investment Management, Inc.

Ultimus Middle Office Services Agreement

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

12.2.	Representations of the Client. The Client represents and warrants, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(A)	It shall cause the investment adviser(s) and sub-advisers, prime broker, custodian, legal counsel, independent accountants, and other service providers and agents, past or present, for each Account to cooperate with Ultimus and to provide it with such information, documents, and advice relating to the Account as appropriate or requested by Ultimus, in order to enable Ultimus to perform its duties and obligations under this Agreement.

(B)	The Client’s organizational documents, including its articles of organization, articles of incorporation, bylaws, or other similar documents, are true and accurate and will remain true and accurate at all times during the term of this Agreement in conformance with Applicable Law.

(C)	Any officer of the Client, as identified by the Client pursuant to Section 14, shall be considered an individual who is authorized to provide Ultimus with instructions and requests on behalf of the Client (an “Authorized Person”) (unless such authority is limited in a writing from the Client and received by Ultimus) and has the authority to appoint additional Authorized Persons, to limit or revoke the authority of any previously designated Authorized Person, and to certify to Ultimus the names of the Authorized Persons from time to time.

(D)	It shall use reasonable efforts, upon receipt of reports or other communications, to promptly identify any errors to Ultimus.

(E)	The Client acknowledges that Ultimus will rely on information received from each of the Client, the Account’s custodian and other third-parties. Delays in the receipt of such information could result in a delay of the Client’s receipt of the Services under this Agreement, which such delay shall not constitute a violation of this Agreement.

12.3.	Ultimus makes no other warranties, express or implied, and specifically disclaims any implied warranties of merchantability or fitness for a particular purpose. Without limiting the generality of the foregoing, Ultimus makes no representations or warranties that operation of any software programs, any computer systems, or any third-party systems will be uninterrupted or error free.

Weitz Investment Management, Inc.

Ultimus Middle Office Services Agreement

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

13.	Insurance

13.1.	Maintenance of Insurance Coverage. Each party agrees to maintain throughout the term of this Agreement professional liability insurance coverage of the type and amount reasonably customary in its industry. Upon request, a party shall furnish the other party with pertinent information concerning the professional liability insurance coverage that it maintains. Such information shall include the identity of the insurance carrier(s), coverage levels, and deductible amounts.

13.2.	Notice of Termination. A party shall promptly notify the other party should any of the notifying party’s insurance coverage be canceled or reduced. Such notification shall include the date of change and the reasons therefore.

14.	Information Provided By The Client

14.1.	Prior to the Agreement Effective Date. The Client will furnish to Ultimus a list of all the officers of the Client, together with specimen signatures of those officers who are authorized to instruct Ultimus in all matters.

14.2.	After the Agreement Effective Date. After the Agreement Effective Date, the Client will furnish to Ultimus any amendments to the list provided pursuant to Section 14.1.

15.	Compliance with Law

The Client assumes full responsibility for the preparation, contents, and distribution of all applicable disclosure documents for an Account and further agrees to comply with all Applicable Law.

16.	Privacy and Confidentiality

16.1.	Definition of Confidential Information. The term “Confidential Information” shall mean all information that either party discloses (a “Disclosing Party”) to the other party (a “Receiving Party”), whether in writing, electronically, or orally and in any form (tangible or intangible), that is confidential, proprietary, or relates to clients or shareholders (each either existing or potential). Confidential Information includes, but is not limited to:

(A)	any information concerning technology, such as systems, source code, databases, hardware, software, programs, applications, engaging protocols, routines, models, displays, and manuals;

(B)	any unpublished information concerning research activities and plans, customers, clients, shareholders, strategies and plans, costs, operational techniques;

(C)	any unpublished financial information, including information concerning revenues, profits and profit margins, and costs or expenses; and

Weitz Investment Management, Inc.

Ultimus Middle Office Services Agreement

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

(D)	Customer Information (as defined below).

Confidential Information is deemed confidential and proprietary to the Disclosing Party regardless of whether such information was disclosed intentionally or unintentionally, or marked appropriately.

16.2.	Definition of Customer Information. Any Customer Information will remain the sole and exclusive property of the Client. “Customer Information” shall mean all non-public, personally identifiable information as defined by Gramm-Leach-Bliley Act of 1999, as amended, and its implementing regulations (e.g., SEC Regulation S-P and Federal Reserve Board Regulation P) (collectively, the “GLB Act”).

16.3.	Treatment of Confidential Information

(A)	Each party agrees that at all times during and after the terms of this Agreement, it shall use, handle, collect, maintain, and safeguard Confidential Information in accordance with (1) the confidentiality and non-disclosure requirements of this Agreement; (2) the GLB Act, as applicable and as it may be amended; and (3) such other Applicable Law, whether in effect now or in the future.

(B)	Without limiting the foregoing, the Receiving Party shall apply to any Confidential Information at least the same degree of reasonable care used for its own confidential and proprietary information to avoid unauthorized disclosure or use of Confidential Information under this Agreement.

(C)	Each party further agrees that:

(1)	The Receiving Party will hold all Confidential Information it obtains in strictest confidence and will use and permit use of Confidential Information solely for the purposes of this Agreement or as otherwise provided for in this Agreement, and consistent therewith, may disclose or provide access to its responsible employees or agents who have a need to know and are under adequate confidentiality agreements or arrangements and make copies of Confidential Information to the extent reasonably necessary to carry out its obligations under this Agreement;

(2)	Notwithstanding the foregoing, the Receiving Party may release Confidential Information as permitted or required by law or approved in writing by the Disclosing Party, which approval shall not be unreasonably withheld and may not be withheld where the Receiving Party may be exposed to civil or criminal liability or proceedings for failure to release such information;

Weitz Investment Management, Inc.

Ultimus Middle Office Services Agreement

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

(3)	Additionally, Ultimus may provide anonymized Confidential Information typically supplied in the investment company industry to companies that track or report price, performance or other information regarding investment companies;

(4)	Ultimus may not, in any open/public environment, use Confidential Information in connection with developing, training, deploying or otherwise using any artificial intelligence-related software; and

(5)	The Receiving Party will immediately notify the Disclosing Party of any unauthorized disclosure or use, and will cooperate with the Disclosing Party to protect all proprietary rights in any Confidential Information.

16.4.	Severability. This provision and the obligations under this Section 16 shall survive termination of this Agreement.
17.	Reports and Access

17.1.	The Client acknowledges that telecommunications, computer, internet, or website services may be temporarily interrupted, unreliable, or otherwise limited because of facilities congestion, capacity, or other limitations, including transmission limitations caused by atmospheric, topographical, or other factors outside of Ultimus’ control.

18.	Intellectual Property

18.1.	All intellectual property rights related to the Services, including, but not limited to, all modifications, customizations, designs, software programs, products, procedures, notes, documents, information, materials, discoveries and inventions (collectively, “Inventions”) made, conceived or developed by Ultimus alone or with others, shall exclusively be owned by Ultimus. Ultimus shall own all proprietary rights, including patent, copyright, trade secret, trademark, and other proprietary rights, in and to: the Inventions; any corrections, bug fixes, enhancements, derivatives, updates or other modifications, including custom modifications to the Inventions, whether made by Ultimus or any third-party; any data or information developed or provided by Ultimus; and any know-how, methodologies, equipment or processes used by Ultimus to provide the Inventions. All applicable rights under United States federal and state laws and all laws of any other country and any and all statutory rights in the software, including, but not limited to, rights in confidential and trade secret material, source code, object code, trademarks, service marks, patents, copyrights, and logos in connection with the Inventions, shall be and will remain the sole and exclusive property of Ultimus.

18.2.	All intellectual property rights of the Client to the transactional data and proprietary documents related to its Accounts shall exclusively be owned by the Client.

Weitz Investment Management, Inc.

Ultimus Middle Office Services Agreement

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

18.3.	Additionally, notwithstanding anything to the contrary contained herein, Client’s Intellectual Property (as defined in this section) shall remain the property of the Client and the Client shall own all right, title and interest in and to the intellectual property rights therein. “Client Intellectual Property” means all inventions, improvements, modifications, enhancements, derivatives, compositions, discoveries, know-how, processes, methodologies, formulae, designs, data, information, ideas, concepts and works of authorship, whether or not registered and whether or not protectable, in which the Client or any of its licensors own or may acquire or assert any proprietary right, anywhere in the world, and which is acquired, licensed, developed, discovered, invented, authored, or first reduced to practice by the Client, alone or jointly with third parties other than Ultimus: (a) prior to the Agreement Effective Date; or b) outside the scope of this Agreement, without regard to whether the development or acquisition occurred before or after the Agreement Effective Date; or (c) during the course of this Agreement but is not specifically developed, discovered, invented, authored or first reduced to practice specifically for Ultimus so long as it does not include Ultimus’ Inventions or intellectual input.

19.	Non-Exclusivity

The services of Ultimus rendered to the Client are not deemed to be exclusive, and Ultimus is not deemed to be the exclusive service provider to the Client. Except to the extent necessary to perform Ultimus’ obligations under this Agreement, nothing herein shall be deemed to limit or restrict Ultimus’ right, or the right of any of Ultimus’ managers, officers or employees, or persons who are otherwise affiliated persons of the Client to engage in any other business or to devote time and attention to the management or other aspects of any other business, whether of a similar or dissimilar nature, or to render services of any kind to any other person.

20.	Arbitration

Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in Cincinnati, Ohio, according to the Commercial Arbitration Rules of the American Arbitration Association, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

This arbitration provision shall be enforced and interpreted exclusively in accordance with applicable federal law, including the Federal Arbitration Act. Any costs, fees, or taxes involved in enforcing the award shall be fully assessed against and paid by the party resisting enforcement of said award. The prevailing party shall also be entitled to an award of reasonable attorneys’ fees and costs incurred in connection with the enforcement of this Agreement.

21.	Notices

Any notice provided under this Agreement shall be sufficiently given when either delivered personally by hand or received by electronic mail overnight delivery, or certified mail at the following address.

21.1.	If to the Client:

Weitz Investment Management, Inc.

Attn: General Counsel

3555 Farnam Street, Suite 800

Omaha, NE 68131-3312

E-mail: jdetisch@weitzinvestments.com

Weitz Investment Management, Inc.

Ultimus Middle Office Services Agreement

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

21.2.	If to Ultimus:

Ultimus Fund Solutions, LLC

Attn: General Counsel

4221 North 203rd Street, Suite 100

Elkhorn, NE 68022

Email: legal@ultimusfundsolutions.com

22.	General Provisions

22.1.	Incorporation by Reference. This Agreement and its addendums, schedules, exhibits, and other documents incorporated by reference express the entire understanding of the parties and supersede any other agreement between them relating to the Services.

22.2.	Conflicts. In the event of any conflict between this Agreement and any appendices or addendum thereto, this Agreement shall control.

22.3.	Amendments. The parties may only amend or waive all or part of this Agreement by written amendment or waiver signed by both parties.

22.4.	Assignments

(A)	Except as provided in this Section 22.4, this Agreement and the rights and duties hereunder shall not be assignable by either of the parties except by the specific written consent of the non-assigning party.

(B)	The terms and provisions of this Agreement shall become automatically applicable to any entity that is the successor to the Client because of reorganization, recapitalization, or change of domicile.

(C)	This Agreement shall be binding upon, and shall inure to the benefit of, the parties and their respective successors and permitted assigns.

22.5.	Governing Law. This Agreement shall be construed in accordance with the laws of the state of Ohio and the applicable provisions of the Federal Securities Laws. To the extent that the applicable laws of the state of Ohio, or any of the provisions herein, conflict with the applicable provisions of the Federal Securities Laws, the latter shall control.

22.6.	Headings. Section and paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

Weitz Investment Management, Inc.

Ultimus Middle Office Services Agreement

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

22.7.	Multiple Counterparts. This Agreement may be executed in two or more counterparts, each of which when executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument. A signed copy of this Agreement delivered by email or other means of electronic transmission will be deemed to have the same legal effect as delivery of an original, signed copy of this Agreement.

22.8.	Severability. If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected by such determination, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provisions held to be illegal or invalid.

Signatures are located on the following page.

Weitz Investment Management, Inc.

Ultimus Middle Office Services Agreement

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

The parties duly executed this Agreement as of April 1, 2026.

	Weitz Investment Management, Inc.		Ultimus Fund Solutions, LLC
By:	/s/ James J. Boyne	By:	/s/ Gary Tenkman
Name:	James J. Boyne	Name:	Gary Tenkman
Title:	President	Title:	Chief Executive Officer

Weitz Investment Management, Inc.

Ultimus Middle Office Services Agreement

SCHEDULE A

to the

Middle Office Services Agreement

between

Weitz Investment Management, Inc.

and

Ultimus Fund Solutions, LLC

dated April 1, 2026

Strategies

(Including All Accounts Thereunder):

Weitz Large Cap Equity Composite (Weitz Large Cap Equity Fund)

Weitz Multi Cap Equity Composite (Weitz Multi Cap Equity Fund and OCF-Daugherty Foundation)

Weitz Multi Cap Alternative Composite (Weitz Partners III Opportunity Fund)

Weitz Conservative Allocation Composite (Weitz Conservative Allocation Fund)

Weitz Core Plus Income Composite (Weitz Core Plus Income Fund)

Weitz Short Duration Income Composite (Weitz Short Duration Income Fund)

Weitz Ultra Short Government Fund (not in a composite)

Weitz Moderate Allocation Composite (Nebraska Children and Families Foundation)

Weitz Core Plus Bond ETF (not in a composite)

The Granary Foundation (not in a composite)

Weitz Nebraska Tax Free Income Fund (not in a composite)

Weitz Multisector Income Composite (Weitz Multisector Bond ETF)

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

Middle Office Services Addendum

for

Weitz Investment Management, Inc.

This Middle Office Services Addendum, dated April 1, 2026, is between Weitz Investment Management, Inc. (the “Client”), on its own behalf and on behalf of the Accounts within the Strategies listed on Schedule A to the Middle Office Services Agreement dated April 1, 2026, and Ultimus Fund Solutions, LLC (“Ultimus”). Capitalized terms used but not defined herein shall have the meanings set forth in the Middle Office Services Agreement.

Middle Office Services

1.	Performance of Middle Office Services

Ultimus shall perform the following middle office services for each Account:

Investment Book of Record (IBOR) (Portfolio Accounting and Performance Measurement)

·	Transaction Processing
o	Trade-date and/or Effective-date capture and accounting ledger recording of all Security, Cash, Corporate Action, and Investor activity at the tax-lot level where applicable
o	Automated posting of all security master or custodian driven Income activity
·	Transaction Settlement
o	All cash settlements will be posted on a contractual settlement date basis
·	Capital Activity
o	Reporting of all investor contribution, redemption and distribution activity as received from Client or their directed transfer agent
·	Corporate Actions
o	Apply as announced or on ex-date Corporate Actions to the accounting system as received from Client directed custodians or vendors
o	Daily reporting of announced corporate action activity as provided in the market by market data providers and Client directed custodians
·	Security Master and Analytics
o	Security Master recording and maintenance for all Client positions, utilizing Ultimus market data hierarchy and supplemented by Client directed sources per mutual agreement
o	Ultimus will provide security market identifiers, descriptive data and market pricing as part of our EOD files. Other security market data such as ratings data can be provided on a case by case basis dependent on client market data licenses
·	Security Position and Valuation
o	Daily valuation of portfolio positions in accordance with Client’s pricing valuation hierarchy, utilizing valuation and/or market quotations obtained from pricing vendors or counterparties as directed by the Client.
o	Daily Trade-Date positions and Cash reporting made available to Client via uANALYZE and/or mutually agreed files/reports.

Weitz Investment Management, Inc.

Middle Office Services Addendum

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

o	Provide End of Day (EOD) file reporting of client trade date positions, valuation, transactions, and cash balances in a mutually agreed file format to interface with client order management system (OMS)
o	Daily Trade-Date valued positions and transactions (if necessary) to Client FactSet application via mutually agreed file

·	Cash and Position Reconciliation
o	Daily cash reconciliations will be performed between the accounting platform and the Client’s custodians on a settlement date + 1 basis
o	Daily position reconciliations will be performed between the accounting platform and the Client’s custodians on a settlement date + 1 basis
o	Cash and position exceptions versus custodian records are reviewed by Ultimus for resolution with the Client’s custodians
o	Reporting of position and cash exceptions, along with exception aging and actions taken to resolve will be provided to Client daily via email and/or the Ultimus web-portal
·	Performance Measurement and Analytics
o	Daily Portfolio Performance Reporting, including portfolio level DTD, WTD, MTD, QTD, YTD, ITD, 1month, 3 month, 1 year, 3 year, 5 year, etc. and annualized returns versus mutually agreed benchmarks via Ultimus web-portal
o	Monthly composite maintenance with Global Investment Performance Standards (“GIPS”)
o	Provision of monthly/quarterly/annual performance packages with direct client access to reporting via Ultimus web-portal
o	Benchmark and Composite maintenance based on Client instruction
o	Provision of data and information required to support Client’s website
·	Investor Reporting
o	Provide Monthly Investor Statements via uANALYZE per mutually agreed Client format and standards (SMAs)
o	Provide Monthly/Quarterly Investor Invoices via uANALYZE per mutually agreed Client format and standards (SMAs)
·	Client Engagement
o	Report and respond to inquiries from the Client and approved stakeholders
o	Provide access to Ultimus web-portal for dashboard reporting and analytics

Trade Settlement Services (All Accounts/Strategies)

·	Trade Capture
o	Systemic receipt of block and allocation level trades per Ultimus acceptable format and communication standards
o	Daily End of Day reconciliation of trade count for both trade settlement and IBOR purposes
o	Receipt of trade confirmations from market utilities and/or counterparties via mutually agreed protocols
·	Trade Enrichment & Validation
o	Ultimus will maintain client SSIs via ALERT and GC Direct with our Client’s custodians.
o	Systemic enrichment and translation of transactions dates to conform to industry practice criteria (SWIFT, etc.)

Weitz Investment Management, Inc.

Middle Office Services Addendum

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

·	Trade Matching & Affirmation
o	Matching client trade economics to trading counterparty’s confirmation(s) utilizing market utilities
o	Matching with client counterparty per client designated tolerance
o	US securities trade affirmation support for applicable trading activity
·	Exception Management
o	Manage trade matching and market matching exceptions with client, custodians and/or counterparties
·	Trade Notification
o	Enrich trades with security settlement instructions (SSIs) utilizing market utilities (Trade Management Platform, DTCC, ALERT, GC Direct, etc.)
o	Electronically notify trade instruction to custodians and prime brokers for settlement
o	Instruct trade details to interested parties (Accounting Agents, Client participants, etc.)
o	Electronically receive acknowledgement of receipt via SWIFT
·	Transmission Mechanism
o	SWIFT, FTP, Fax, Email
·	Failed Trade Management
o	Receive fail trade notification from custodian and/or counterparties
o	Research and assist with resolution of any failed trades with client, custodians and/or counterparties
o	Aggregate and report fail status and root cause for failed trades across custodian banks
·	Client Engagement
o	Report and respond to inquiries from the Client, their custodians, and their counterparties

Tax Matters

Ultimus does not provide tax advice. Nothing in the Middle Office Agreement or this Middle Office Services Addendum shall be construed or have the effect of rendering tax advice. It is important that the Client consult a professional tax advisor regarding any tax-related matters.

Signatures are located on the next page.

Weitz Investment Management, Inc.

Middle Office Services Addendum

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

The parties duly executed this Middle Office Services Addendum as of April 1, 2026.

	Weitz Investment Management, Inc. on behalf of all Accounts within the Strategies listed on Schedule A to the Middle Office Services Agreement		Ultimus Fund Solutions, LLC
By:	/s/ James J. Boyne	By:	/s/ Gary Tenkman
Name:	James J. Boyne	Name:	Gary Tenkman
Title:	President	Title:	Chief Executive Officer

Weitz Investment Management, Inc.

Middle Office Services Addendum

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

Middle Office Services Fee Letter

for

Weitz Investment Management, Inc.

This Middle Office Services Fee Letter (this “Fee Letter”) applies to the Services provided by Ultimus Fund Solutions, LLC (“Ultimus”) to Weitz Investment Management, Inc. (the “Client”), for Accounts within the Strategies listed on Schedule A (individually referred to herein as an “Account” and collectively as the “Accounts”) pursuant to that certain Middle Office Agreement dated April 1, 2026, and the Middle Office Services Addendum dated April 1, 2026 (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

The Fees listed below are based on the following assumptions. If any of these assumptions is or becomes inapplicable or inaccurate, the parties agree to negotiate in good faith amendments to this Fee Letter in order to appropriately adjust the Fees, as mutually agreed to by the parties:

·	Approximately $7 billion in total AUM
·	8 funds, 3 SMAs and 2 ETFs
·	Investment Strategies: Large Cap, Multi Cap, Multi Cap Alternative, Conservative Allocation, Intermediate Term Bond, Short-Term Bond, Ultra Short-Term Bond, Municipal State Bond, Multisector Bond
·	Share Classes: 6 funds with 2 share classes (Investor/Institutional); 2 funds with 1 share class
·	Approximately 1,050 total holdings across all funds
·	Approximately 2,000 security buy/sell (annual)
·	1 Developed Market Trades (Canada)
·	0 Emerging Market Trades
·	Description of other trades: Shorts, Options (Minimal)

1.	Fees

For the Middle Office Services provided under the Middle Office Services Addendum, Ultimus shall be entitled to receive a fee from the Client on the first business day following the end of each month, or at such time(s) as Ultimus shall request and the parties hereto shall agree, a fee computed with respect to each Account as follows:

1.1.	Annual Base Fees:

[redacted]

1.2.	Annual Account Fees:

[redacted]

1.3.	Asset-Based Fee:

[redacted]

Weitz Investment Management, Inc.

Middle Office Services Fee Letter

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

plus:

1.4.	Trade Processing Fees:

[redacted]

2.	Daily Portfolio Price Quotations

In addition to the base fees described above, each Account will reimburse Ultimus for the costs of the daily portfolio-price-quotation services utilized by such Account; provided, however, that such costs shall not be reimbursed to the extent they are paid to Ultimus pursuant to a separate agreement.

3.	Term

3.1.	Initial Term. This Fee Letter shall continue in effect until the expiration of the Middle Office Agreement’s Initial Term (the “Initial Term”).

3.2.	Renewal Terms. Immediately following the Initial Term, this Fee Letter shall automatically renew for successive two-year periods (each a “Renewal Term”).

4.	Fee Increases

Beginning on the third anniversary date of the Agreement, Ultimus will increase the fees set forth in this Fee Letter by an amount not to exceed the average annual change for the prior calendar year in the Consumer Price Index for All Urban Consumers - All Items (seasonally adjusted)1.

5.	Amendment

The parties may only amend this Fee Letter by written amendment signed by both parties.

Signatures are located on the next page.

1 Using 1982-84=100 as a base, unless otherwise noted in reports by the Bureau of Labor Statistics.

Weitz Investment Management, Inc.

Middle Office Services Fee Letter

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

The parties duly executed this Middle Office Services Fee Letter dated April 1, 2026.

	Weitz Investment Management, Inc. on behalf of all Accounts within the Strategies listed on Schedule A to the Middle Office Services Agreement		Ultimus Fund Solutions, LLC
By:	/s/James J. Boyne	By:	/s/Gary Tenkman
Name:	James J. Boyne	Name:	Gary Tenkman
Title:	President	Title:	Chief Executive Officer

Weitz Investment Management, Inc.

Middle Office Services Fee Letter